December 18, 2018

VIA EDGAR

Kevin Dougherty

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	SAExploration Holdings, Inc.

Registration Statement on Form S-3

File No. 333-228738

Dear Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SAExploration Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-3 to December 20, 2018 at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

The Company authorizes each of Chris Centrich and Eric Muñoz, each of whom is associated with the Company’s outside counsel, Akin Gump Strauss Hauer & Feld LLP, to orally modify or withdraw this request for acceleration.

Kevin Dougherty

U.S. Securities and Exchange Commission

If you have any questions, or require any additional information, please do not hesitate to call me at (281) 258-4400 or Chris Centrich of Akin Gump Strauss Hauer & Feld LLP at (713) 220-8143.

Very truly yours,

SAEXPLORATION HOLDINGS, INC.

By:	/s/ Brent Whiteley
Brent Whiteley Chief Financial Officer, General Counsel and Secretary

cc:	Ryan Abney, SAExploration Holdings, Inc.

Chris Centrich, Akin Gump Strauss Hauer & Feld LLP

Eric Muñoz, Akin Gump Strauss Hauer & Feld LLP